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[LETTERHEAD]

                                                               December 28, 1999

Dear Stockholder:

    I am pleased to inform you that on December 20, 1999 Micro Warehouse, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with BYOWC Partners LLC ("BYOWC"), Bridgeport Holdings Inc. (the "Parent") and Bridgeport Acquisition Corporation, a wholly owned subsidiary of the Parent (the "Purchaser"), which provides for the acquisition of the Company by the Purchaser. Pursuant to the Merger Agreement, the Purchaser and the Company have simultaneously commenced tender offers (collectively, the "Offer") for all outstanding common shares, including the associated preferred share purchase rights, of the Company at a price of $19 per share. Under the Merger Agreement, the Purchaser has agreed to purchase the first approximately 71% of the shares tendered (including shares owned by BYOWC, an affiliate of the Purchaser) and the Company has agreed to purchase all additional shares tendered. The Merger Agreement also provides that, upon completion of the Offer, any shares not tendered in the Offer will be converted in a follow-up merger into the right to receive $19 per share, subject to dissenters rights under Delaware law.

    The Company's Board of Directors (the "Board") unanimously (i) determined that the terms of the Offer and the merger are fair to and in the best interests of the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommends that stockholders accept the Offer and tender their shares pursuant to the Offer.

    In arriving at its recommendation, the Board considered the factors described in the accompanying Offer to Purchase, including the written opinion of our financial advisor, Wasserstein Perella & Co., Inc., that the consideration to be received by the Company's stockholders pursuant to the Offer and the merger is fair to such holders from a financial point of view. A copy of Wasserstein Perella's written opinion is attached to the Offer to Purchase as
Schedule V.

    Additional information with respect to the Offer and the merger accompany this letter. These documents set forth all of the terms of the Offer and provide instructions as to how to tender your shares. Included in the accompanying Offer to Purchase is a discussion of the background and reasons for the Offer and the merger. I urge you to read all these materials carefully and in their entirety.

    On behalf of myself, the other members of management and directors of the Company, I want to sincerely thank you for the support you have given us over the years. If you have any questions about the Offer, please feel free to call MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885.

                                          Very truly yours,

                                          [SIGNATURE]

                                          Peter Godfrey

                                          CHAIRMAN OF THE BOARD, PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

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Micro Warehouse, Inc.
535 Connecticut Avenue, Norwalk, CT 06854
(203) 899-4000